EQUITABLE FINANCIAL CORP.

113 North Locust Street

Grand Island, Nebraska 68801

May 14, 2015

Securities and Exchange Commission	VIA EDGAR
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          Equitable Financial Corp.

Registration Statement on Form S-1 (File No. 333-202707)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C, Equitable Financial Corp., a Maryland corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-1, as amended, be declared effective at 3:00 p.m. on May 14, 2015, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact David J. Routh of Cline Williams Wright Johnson & Oldfather, L.L.P. at 402-474-6900.

Very truly yours,

EQUITABLE FINANCIAL CORP.

/s/ Thomas E. Gdowski
Thomas E. Gdowski, President and CEO
(Duly Authorized Representative)